

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

September 11, 2009

Ms. Meg A. Gentle
Senior Vice President & Chief Financial Officer
Cheniere Energy, Inc.
700 Milam Street, Suite 800
Houston, Texas 77002

> **Re: Cheniere Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Response Letter Dated August 13, 2009**
> **File No. 001-16383**

Dear Ms. Gentle:

We have reviewed your filing and response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Note 19 – Financial Instruments, page 86

1.   With regard to your 2007 Term Loan and 2008 Convertible Loans, we note your disclosure in footnotes three and four that the estimated fair value of these instruments as presented in the table "was stated at its carrying amount due to it being a non-trading instrument with no liquid market." Based on your disclosure, please confirm, if true, that you are relying on the exception described in paragraph 14 of FAS 107 for estimating the fair value of a financial instrument, or otherwise advise. Please expand your disclosure to explain in greater detail the reasons why you are not able to calculate an estimated fair value.

Note 24 – Business Segment Information, page 97

2.   We have considered your response to our prior comment number 12 and note your statement that your uncompleted LNG receiving terminals do not, at this point, represent a business for which discrete financial information is available; therefore, segment management cannot regularly review the operating results of such components. We also note your disclosure on page 97 that your "operating segments reflect lines of business for which separate financial information is produced internally and are subject to evaluation by our chief operating decision makers in deciding how to allocate resources." Based on this information, please provide an analysis for each of the three operating segments you identify as i) LNG receiving terminal business, ii) natural gas pipeline business and iii) LNG and natural gas marketing business, that supports how you have applied the guidance provided by paragraph 10 of FAS 131. As part of your response, identify for us your chief operating decision makers (CODM) and provide an example set of information regularly reviewed by your CODM to make resource allocation decisions and to assess performance.

3.   Please reconcile the information in the table on page 99 for revenues by segment to that shown for the individual revenue line items on your consolidated statements of operations on page 62. In this regard, it is not clear, for example, how the amount in the table for LNG Receiving Terminal revenues of $15,000 equates to what is shown on your consolidated statements of operations for the year ended December 31, 2008.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jennifer O'Brien at (202) 551-3721 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown at (202) 551-3265, Michael Karney at (202) 551-3847, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director